Via EDGAR

March 28, 2018

Gus Rodriguez

Accounting Branch Chief

Office of Financial Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Re: Pacwest Bancorp

Form 10-K for the fiscal year ended December 31, 2017

Filed March 1, 2018

File No. 001-36408

Dear Mr. Rodriguez:

This letter is in response to the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission) dated March 19, 2018 containing the Staff’s comments with respect to the Form 10-K for the year ended December 31, 2017 which was filed by PacWest Bancorp (“we”, “our”, or the “Company”) on March 1, 2018.  For ease of reference, we have repeated the Staff’s comments in italicized text prior to our responses.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, Page 49

Allowance for Credit Losses on Non-PCI Loans and Leases Held for Investment, page 48

1.              Please disaggregate in future filings your nonclassified loans between Pass and Special Mention to provide transparency into loans that have a potential weakness that could result in further deterioration in the borrower’s ability to repay the loan or lease.

RESPONSE

We will disaggregate our nonclassified loans between Pass and Special Mention in future filings.

Provision for Credit Losses, page 54

2.              You recognized $40.3 million in venture capital charge-offs over the course of 2017.  Please tell us and enhance your disclosures in future filings to describe the circumstances that led to the venture capital charge-offs in 2017. Please also disclose in future filings the credit risk ratings migration of your venture capital loans.

RESPONSE

We did experience elevated charge-offs in our venture capital portfolio in 2017 compared to 2016, however there were no specific circumstances, trends or common characteristics that led to the increase; as charge-offs in the venture capital portfolio were driven by individual loan circumstances and borrower-specific events. In preparing our 10-K disclosures we analyzed the charge-offs during 2017 and found no common threads such as industry, venture capital sponsor, originating office location/region or loan vintage. Instead the charge-offs related to borrower-specific events such as the loss of a major license, the technology becoming obsolete, a failed market strategy or discontinued support from venture capital sponsors. To further illustrate how the size of our individual loans and the borrower-specific events can impact our charge-offs in the venture capital portfolio, of the $40.3 million in gross charge-offs in 2017, $20.2 million or approximately 50% related to only five borrowers. It did not take a significant number of borrower-specific events to result in a noticeable increase in charge-offs but it is not our practice to disclose specific individual loans that are contributing to elevated charge-offs if there are no common circumstances that can provide the reader with meaningful information.

Despite no specific circumstances being noted during 2017, it is worth noting that we proactively expanded our disclosures within Management’s Discussion and Analysis in our Form 10-Q beginning with the quarter-ended September 30, 2017 related to gross charge-offs and recoveries by disaggregating the table entitled “Non-PCI Allowance for Credit Losses”.  Prior to the third quarter of 2017 we provided gross charge-off and recovery information by loan portfolio segment such as Real Estate Mortgage, Commercial and Consumer.  Beginning in the third quarter of 2017 we disaggregated the “Commercial” portfolio segment into the portfolio classes of Cash Flow, Asset-Based, Venture Capital and Equipment Finance to provide the readers with more detailed information. We believed this expanded tabular disclosure when combined with our existing tabular disclosures on the composition of our loans held for investment on page 61 of the Form 10-K provided readers with more information on the loan portfolios that were generating the increase in charge-offs during 2017.

In future filings we will continue to seek common credit characteristics that would provide the reader with meaningful information as to the level of charge-offs within our venture capital portfolio and disclose such information or disclose the fact there were no common characteristics. In addition, we will enhance our disclosures to more specifically describe how the venture capital portfolio behaves differently than other portfolios such as how charge-offs in the portfolio are driven by and more sensitive to individual borrower-specific events.  We will also enhance our disclosures by further disaggregating the “Non-PCI Allowance for Credit Losses” table for venture capital charge-offs and recoveries by the loan portfolio sub-class (early stage, expansion stage, late stage, equity fund loans) consistent with our loans held for investment table.

With respect to disclosing credit risk rating migrations in future filings, we currently provide disclosures for our loan portfolio segments by delinquency status, accrual status and internal classification (which is driven by risk ratings) to comply with guidance that requires us to present our loan portfolio disaggregated by the criteria used to manage portfolio risk. In addition, disaggregating our nonclassified loans between pass and special mention as requested in comment #1 and disaggregating the charge-offs and recoveries by loan portfolio sub-class as mentioned in the previous paragraph will provide the reader with further information on the credit quality of the venture capital portfolio. However, we do not believe that a credit risk ratings migration is a required disclosure nor do we believe this would be a meaningful disclosure for our venture capital portfolio.

As highlighted above, venture capital portfolio charge-offs are driven by borrower-specific events and can occur quickly. For example, ten borrowers representing $12.9 million or 32% of the gross charge-offs went from being “pass rated” at December 31, 2016 to charge-off in 2017 highlighting how quickly a borrowers situation can change. As noted in the previous paragraph, we will enhance our disclosures to specifically discuss the more unique aspects of the venture capital portfolio as highlighted in this letter which should provide further information to the reader.

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The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission, that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing responses have adequately addressed each of the Staff’s comments. If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Patrick Rusnak at (714) 989-4705 or Bart Olson at (714) 989-4149.

Sincerely,

/s/ Patrick Rusnak

Patrick Rusnak
Executive Vice President and Chief Financial Officer